Exhibit 99.1

3 E NETWORK TECHNOLOGY GROUP LIMITED

3 E NETWORK TECHNOLOGY GROUP LIMITED CONSOLIDATED BALANCE SHEETS

(In US$, except for share and per share data, or otherwise stated)

	As of December 31, 2025	As of June 30, 2025
Assets
Current assets:
Cash and cash equivalents	$35,284	$313,566
Financial assets held for trading	2,520,128	2,384,192
Accounts receivable, net	4,399,671	3,219,313
Advance to suppliers, net	863,591	-
Deposits, prepayments and other current assets	1,875,559	1,216,589
Due from related parties	58,816	58,325
Current assets of discontinued operation	-	-

Total current assets	9,753,049	7,191,985
Non-current assets：
Long-term investment	-	625,505
Right-of-use asset, net	263,722	-
Deferred tax assets	32,297	-
Other non-current assets	3,313,545	1,537,791
Non-current assets of discontinued operation	-	-
Total non-current assets	3,609,564	2,163,296
Total assets	13,362,613	9,355,281

Liabilities and equity

Current liabilities:
Lease liability current	$5,729	$-
Accounts payable	-	3,000
Due to related parties	62,200	1,682,884
Income taxes payable	632,145	544,080
Accrued expenses and other liabilities	2,536,443	691,306
Current liabilities of discontinued operation	-	-
Total current liabilities	3,236,517	2,921,270

Non-current liabilities:
Lease liability, non-current	$259,256	$-
Convertible bonds	1,307,430	1,080,266
Non-current liabilities of discontinued operation	-	-
Total non-current liabilities	1,566,686	1,080,266
Total Liabilities	4,803,203	4,001,536

Commitments and contingencies

Shareholders’ equity:
*Class A Ordinary Shares ($0.0025 par value; 16,000,000 shares authorized; 904,861 and 450,000 shares issued as of December 31, 2025 and June 30, 2025, respectively; 854,917 and 450,000 shares outstanding as of December 31, 2025 and June 30, 2025, respectively)	2,137	1,125

*Class B Ordinary Shares ($0.0025 par value; 4,000,000 shares authorized; 23,200 and 23,200 issued and outstanding as of December 31, 2025 and June 30, 2025, respectively)	58	58
Additional paid-in capital	5,422,062	2,050,003
Retained earnings	3,126,955	3,336,442

Accumulated other comprehensive income/(loss)	8,198	(33,883)
Total shareholders’ equity	8,559,410	5,353,745

Total liabilities and shareholders’ equity	$13,362,613	$9,355,281

*	After giving effect to the reverse stock split effected on March 16, 2026.

The accompanying notes are an integral part of these consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In US$, except for share and per share data, or otherwise stated)

	For the Six Months Ended December 31,
	2025	2024

Revenue	$3,724,311	$1,800,000
Cost of revenue	(2,085,045)	(826,688)
Gross profit	1,639,266	973,312

Operating expenses

General and administrative expenses	(1,841,288)	(39,385)
Exchange loss	(5,829)	(3,725)
Investment income	(44,420)	-
Gain on disposal of joint ventures	174,551	-
Fair value gain on financial assets held for trading	135,655	-

Total operating expenses	(1,581,331)	(43,110)

Income from operations

Other income	10	257
Interest expense	(167,230)	-
Loss on extinguishment of debt	(22,925)	-
Total other (expenses)/income, net	(190,145)	257

(Loss)/Income before income tax	(132,210)	930,459
Income tax expenses	(77,277)	(132,180)

(Loss)/Income from continuing operation, net of tax	$(209,487)	$798,279

Income from discontinued operation, net of tax (Note 2)	-	271,048

Net (loss)/income	$(209,487)	$1,069,327

Other comprehensive income/(loss)
Foreign currency translation income/(loss)	42,081	(12,244)
Total comprehensive (loss)/income	$(167,406)	$1,057,083

Weighted average number of ordinary shares outstanding:
Class A Ordinary Shares – Outstanding, basic*	564,099	400,000

Class B Ordinary Shares – Issued, diluted*	567,647	400,000

Earnings per ordinary share-Continuing operation
Class A Ordinary Shares – Basic *	$(0.37)	$2.00

Class A Ordinary Shares – Diluted*	(0.37)	2.00

Earnings per ordinary share-Discontinued operation
Class A Ordinary Shares – Basic *	$-	$0.68

Class A Ordinary Shares – Diluted*	-	0.68

*	After giving effect to the reverse stock split effected on March 16,2026.

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In US$, except for share and per share data, or otherwise stated)

	Ordinary Shares
	Number of Class A ordinary share*	Amount	Number of Class B ordinary share*	Amount	Additional paid-in capital	Statutory reserves	(Accumulated deficit) Retained earnings	Accumulated other comprehensive (loss)/income	Total shareholders’ equity
		USD		USD	USD	USD	USD	USD	USD
Balance as of July 1, 2024	400,000	1,000	-	-	-	64,474	2,838,715	(167,671)	2,736,518
Net income	-	-	-	-	-	-	1,069,327	-	1,069,327
Transfer to statutory reserve	-	-	-	-	-	29,900	(29,900)	-	-
Translation changes of foreign currency statements	-	-	-	-	-	-	-	(12,244)	(12,244)
Balance as of December 31, 2024	400,000	1,000	-	-	-	94,374	3,878,142	(179,915)	3,793,601
Balance as of July 1, 2025	450,000	1,125	23,200	58	2,050,003	-	3,336,442	(33,883)	5,353,745
Conversion of convertible debt into ordinary shares	364,917	912	-	-	2,857,159	-	-	-	2,858,071
Share-based Compensation	40,000	100	-	-	514,900	-	-	-	515,000
Net income	-	-	-	-	-	-	(209,487)	-	(209,487)
Translation changes of foreign currency statements	-	-	-	-	-	-	-	42,081	42,081
Balance as of December 31, 2025	854,917	2,137	23,200	58	5,422,062	-	3,126,955	8,198	8,559,410

*	After giving effect to the reverse stock split effected on March 16, 2026.

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$, except for share and per share data, or otherwise stated)

	For the Six Months Ended December 31,
	2025	2024
Cash flows from operating activities
Net (loss)/income	$(209,487)	$1,069,327
Net income from discontinued operation, net of tax	-	271,048
Net (loss)/income from continuing operation	(209,487)	798,279

Adjustment to reconcile net (loss)/income to net cash used in operating activities
Depreciation and amortization	299,564	-
Amortization of operating lease right-of-use assets	330
Allowance for doubtful accounts	3,423	37,768
Investment income	(91,235)	-
Gain disposal of joint ventures	(174,551)	-
Loss on extinguishment of debt	22,925	-
Share-based compensation expense	42,740	-
Amortization of Convertible Note issuance cost	167,231	-
Deferred Tax	(32,232)	-
Accounts receivable, net	(1,185,408)	(2,195,195)
Advance to suppliers, net	(863,591)	-
Prepaid expenses and other current assets	(23,782)	275,836
Accounts payable	(3,000)	798,020
Accrued salaries and benefits	162,858	-
Tax payables	88,065	132,180
Due from related party	-	1
Amount due to related parties	-	63,000
Other liabilities	62,395	(250,724)
Operating lease Liabilities	935	-
Net cash used in operating activities from continuing operations	(1,732,820)	(340,835)
Net cash provided by operating activities from discontinued operations	-	730,285
Net cash used in/(provided by) operating activities	(1,732,820)	389,450

Cash flows from investing activities
Deposits on Property and Equipment	(1,591,667)	-
Net cash used in investing activities from continuing operations	(1,591,667)	-
Net cash provided by/(used in) investing activities from discontinued operations	-	-
Net cash used in investing activities	(1,591,667)	-

Cash flows from financing activities
Proceeds from issuance of convertible bonds, net of issuance costs	3,051,600	-
Proceeds from interest-free loan from a related party	25,000	50,859
Repayment of interest-free loan to a related party	(25,800)	(370,541)
Deferred IPO cost	-	(35,928)
Net cash provided by/ (used in) financing activities from continuing operations	3,050,800	(355,610)
Net cash provided by /used in financing activities from discontinued operations	-	-
Net cash provided by / (used in) financing activities	3,050,800	(355,610)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4,595)	(14,059)
Net change in cash, cash equivalents and restricted cash	(278,282)	19,781
Cash, cash equivalents and restricted cash, beginning of the period	313,566	51,809
Cash, cash equivalents and restricted cash, end of the period	35,284	71,590
Less cash, cash equivalents and restricted cash of discontinued operations–end of period	-	69,553
Cash, cash equivalents and restricted cash of continuing operations–end of period	35,284	2,037

Reconciliation of cash, cash equivalents and restricted cash, beginning of the year
Cash, cash equivalents	313,566	51,809
Reconciliation of cash, cash equivalents and restricted cash, end of year
Cash, cash equivalents	35,284	71,590
Restricted cash
Cash, cash equivalents and restricted cash, end of period	35,284	71,590

Supplemental disclosures of cash flow information:
Income tax paid	26,272

Supplemental disclosures of non-cash activities:
Ordinary share issued in connection with conversion of convertible notes payable	2,858,071
Share-based compensation capitalized in long-term unamortized expenses	515,000
Obtaining right-of-use assets in exchange for operating lease liabilities and prepaid expenses	265,771
Reclassification of related party payables	1,619,884

See notes to consolidated financial statements

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization

3 E Network Technology Group Limited (the “Company” or “3e Network”), was incorporated in the British Virgin Islands, or BVI, on October 6, 2021. The Company, through its subsidiaries (collectively, the “Group”), is primarily engaged in providing business-to-business (“B2B”) information technology (“IT”) business solutions for enterprises located in Hong Kong. The Group conducts its primary business operations through 3e Network Technology Company Limited (“HK 3e Network”), an indirect wholly-owned subsidiary incorporated in Hong Kong on August 30, 2020. The Company is ultimately controlled by Mr. Joseph Shu Sang Law, our Chairman and Director.

a.	Subsidiaries

The consolidated financial statements reflect the activities of MASK and each of the following entities:

Name of the entity	Date of incorporation	Percentage of ownership	Place of incorporation	Principle business activities
Subsidiaries
3e Network Technology Holdings Limited (“BVI 3e Holdings”)	October 8, 2018	100%	British Virgin Islands	Investment holding
3e Network Technology Company Limited (“HK 3e Network”)	August 30, 2020	100%	Hong Kong	Investment holding and sales and marketing
Maskmeta Limited (“Maskmeta”)	February 25, 2025	100%	Hong Kong	Investment holding and sales and marketing
Aurora Core Technology Oy(“Aurora”)	December 18, 2025	100%	Finland	Data center construction
Guangzhou 3e Network Technology Company Limited (“Guangzhou Sanyi Network”)*	May 26, 2017	100%	China	IT consulting and solutions service
Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”)*	January 17, 2023	100%	China	IT consulting and solutions service

*	The Company has disposed the subsidiaries.

The Group’s former mainland China operating entities, Guangzhou Sanyi Network Technology Company Limited (“Guangzhou Sanyi Network”) and Guangzhou 3E Network Technology Company Limited (“Guangzhou 3E Network”), disposed of 60% and 100% of their equity interests respectively on March 21, 2025. The Group further sold its remaining 40% equity interest in Guangzhou Sanyi Network on December 25, 2025, completing the full divestment of such mainland China entities.

b.	Stock Split

On January 3, 2024, the Company filed the Amended and Restated Memorandum and Articles of Association (“Amended and Restated Articles”) with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary shares, par value of $1 per share, to 500,000,000 ordinary shares, par value of $0.0001 per share, consisting of (i) 400,000,000 Class A Ordinary Shares, par value of $0.0001, and (ii) 100,000,000 Class B Ordinary Shares, par value of $0.0001. Simultaneously, the Company effectuated a forward split of all issued and outstanding ordinary shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1. As a result of the forward split, as of December 31, 2025, the Company had 22,621,530 issued Class A Ordinary Shares, of which 21,372,919 were outstanding.

Subsequent to December 31, 2025, on March 16, 2026, the Company effectuated a share consolidation of its Class A Ordinary Shares at a ratio of 25-for-1, with the par value adjusted proportionally. The share consolidation has been retroactively applied to all periods presented in the accompanying condensed consolidated financial statements. After giving effect to the share consolidation, the number of issued Class A Ordinary Shares as of December 31, 2025, has been restated to 904,861 shares, and the number of outstanding Class A Ordinary Shares has been restated to 854,917 shares.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2.	Discontinued Operation and Assets and Liabilities Related to Discontinued Operation

Based on a strategic plan, the Company sold Guangzhou Sanyi Network and Guangzhou 3E Network pursuant to an Equity Transfer Agreement made upon HONGKONG TECHFAITH LIMITED. The disposal was completed in the fiscal year ended June 30, 2025, as reported in the annual report.

In accordance with the provisions of ASC 205-20, we determined that the results from operations, assets and liabilities associated with Guangzhou Sanyi Network and Guangzhou 3E Network were to be excluded from our continuing operations and presented as a discontinued operation in our consolidated financial statements. Accordingly, the operating results of Guangzhou Sanyi Network and Guangzhou 3E Network are classified separately under “discontinued operations” on our consolidated statements of operations and comprehensive income/(loss). The assets and liabilities related to the discontinued operations were retroactively classified as assets and liabilities of discontinued operations, while results of operations related to the discontinued operations, including comparatives, were reported as loss from discontinued operations in the consolidated statements of operations.

The aggregated financial results of the discontinued operations, after intercompany elimination, for the six months ended June 30, 2024 are as follows:

For the Six Months Ended December 31,
2024
US$
Net revenue	1,328,203
Cost of revenue	(702,230)
Taxes and other surcharges	(5,623)
Gross profit	620,350
Operating expenses	(285,038)
Other income/(expenses).net	1,325
(Loss)/income before income tax	336,637
Income tax expense	(65,589)
(Loss)/income from discontinued operation, net of income tax	271,048

3.	Summary of Significant Accounting Policies

a)	Basis of presentation

The Group’s unaudited consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). In the opinion of the Group, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of December 31, 2025, and its results of operations for the six months ended December 31, 2025 and 2024. Interim results are not necessarily indicative of results to be expected for the full year. Accordingly, these statements should be read in conjunction with the Group’s audited financial statements and note thereto as of and for the years ended June 30, 2025 and 2024.

b)	Principles of consolidation

The Group’s consolidated financial statements include the accounts of the Company and its subsidiaries from the dates they were incorporated or acquired. All inter-company transactions and balances have been eliminated upon consolidation.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

c)	Use of estimates

The preparation of unaudited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the related disclosure of contingent assets and liabilities at the date of these consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The Group continually evaluates these estimates and assumptions based on the most recently available information, historical experience and various other assumptions that the Group believes to be reasonable under the circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include but are not limited to estimates and judgments applied in determination of allowance for credit losses, impairment losses for long-lived assets and valuation allowance for deferred tax assets. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

d)	Foreign currency translation and transactions

The Group’s reporting currency is US dollars (“US$”). The Group primarily conducts business through its subsidiaries located in Hong Kong, China, which use Hong Kong dollars as their functional currency. For subsidiaries not located in Hong Kong, China and whose functional currency is not Hong Kong dollars, the financial statements are translated from their respective functional currencies into US$. Assets and liabilities are translated using the exchange rate at each balance sheet date. Revenue and expenses are translated using average rates prevailing during each reporting period, and shareholders’ equity is translated at historical exchange rates. Adjustments resulting from the translation are recorded as a separate component of accumulated other comprehensive income in shareholders’ equity.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report, representing the certified exchange rate published by the Federal Reserve.

	As of December 31,	As of June 30,
	2025	2025
RMB into US$ for balance sheet items, except for equity accounts	-	7.1636
HKD into US$ for balance sheet items, except for equity accounts	7.7833	7.8499
EUR into US$ for balance sheet items, except for equity accounts	1.1736	-

	For the six months ended December 31 2025	For the six months ended December 31, 2024
RMB into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	-	7.1767
HKD into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	7.7994	7.7870
EUR into US$ for items in the consolidated statements of operations and comprehensive income, and cash flows	1.1664	-

No representation is intended to imply that the HKD and EUR amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

Transactions denominated in currencies other than functional currency are translated into functional currency at the exchange rates quoted by authoritative banks prevailing at the dates of the transactions. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded as a component of others, net in the consolidated statements of operations and comprehensive income/(loss).

e)	Cash and cash equivalents

Cash and cash equivalents consist of bank deposits, which are unrestricted as to withdrawal and use. The Group considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

f)	Accounts receivable, net

The Group records accounts receivable at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts as needed. The allowance for credit losses is the Group’s reserve for uncollectible receivable amounts which is estimated using the approach based on expected losses. The Group determines the allowance based on aging data, historical collection experience, customer specific facts and economic conditions, along with reasonable and supportable forecasts as a basis to develop the Group’s expected loss estimates. The Group adjusts the allowance percentage periodically when there are significant differences between estimated credit losses and actual credit losses. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, the Group also makes specific allowance in the period in which a loss is determined to be probable. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

g)	Property and equipment, net

Property, plant and equipment is carried at cost; expenditures for new facilities and equipment and expenditures which substantially increase the useful lives of existing plant and equipment are capitalized; expenditures for maintenance and repairs are expensed as incurred. Upon disposal of properties, the related cost and accumulated depreciation are removed from the respective accounts and any profit or loss on disposition is included in income.

Depreciation is provided on the basis of estimated useful lives of depreciable properties, primarily by the straight-line method for financial statement purposes and by accelerated methods for income tax purposes. Depreciation expense includes the amortization of right-of-use (“ROU”) assets accounted for as finance leases. The estimated useful lives of depreciable properties are generally as follows:

Shorter of
3 years
Leasehold improvement	or lease term
Furniture, fixture and other equipment	2 – 3 years
Electronic equipment	3 years

When property and equipment are retired or otherwise disposed of, resulting gain or loss is included in net income in the period of disposition.

For the six months ended December 31, 2025 and 2024, the Group did not dispose of any fixed assets.

h)	Impairment of long-lived assets

All long-lived assets, which include tangible long-lived assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the assets. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment loss is recognized for the difference between the carrying amount of the asset and its fair value.

For the year ended December 31, 2025 and 2024, the Group did not recognize any impairment loss on long-lived assets.

i)	Deferred IPO costs

Deferred IPO costs consist of legal, accounting, underwriting fee and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions, will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, the deferred cost, as well as additional expenses to be incurred, will be charged to operations.

j)	Fair value of financial instruments

The Group’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, net, due from related parties, accounts payable and due to a related party. The carrying values of these financial instruments approximate fair values due to their short maturities.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This note also establishes a fair value hierarchy which requires classification based on observable and unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value:

Level 1 —	Quoted prices in active markets for identical assets or liabilities.

Level 2 —	Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 —	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment.

The Group evaluates its hierarchy disclosures each quarter.

k)	Revenue recognition

In accordance with ASC Topic 606, revenue are recognized when control of the contracted goods or services is transferred to the Group’s customers, in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services. In determining when and how much revenue is recognized from contracts with customers, the Group performs the following five-step analysis: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when (or as) the entity satisfies a performance obligation. The Group assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue is recognized upon the transfer of control of contracted goods or services to a customer.

Software development services

Revenue generated from software development services is earned by the Group to design software system based on client’s specification or provide them with standard software. The identified promises include (1) developing software according to client specification, (2) testing and deployment of software, (3) delivering software (including but not limited to source code, etc.) to client, (4) providing training on the use of software, and (5) option to purchase warranty. The single performance obligation identified is to develop software according to client specification. Promises (1), (2) and (3) are interrelated and cannot be separated or differentiated, because testing and deployment and delivery of software cannot be benefited on their own or with other readily available resources, except with the developed software. Promises (4) and (5) identified above are immaterial when considered both qualitative and quantitative factors of these performance obligations. In the same contract, the Company provides a twelve-month free warranty after the customized application is delivered. This warranty is an assurance-type warranty so the Company does not consider it as a separate performance obligation. The costs to the Company in fulfilling its obligation under the warranty clause have been immaterial. The sole performance obligation identified is the developing, testing and deployment, and delivery of software. The Group is the principal party in fulfilling the identified performance obligation. The revenue is recognized at a point in time when it delivers the software to the client for acceptance testing and the acceptance report is signed, which represents the point in time which the performance obligation is satisfied and when the control of the software is transferred to the client.

Revenue are measured as the amount of consideration the Group expects to receive in exchange for transferring software to customers. Consideration is recorded net of value-added tax, and there is no variable consideration exists in the software development services.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

Contract balance

When a revenue contract has been performed, the Group presents the contract in the consolidated balance sheet as a contract asset or a contract liability, depending on the relationship between the Group’s performance and the customer’s payment. Contract balances consist of accounts receivable, contract assets and contract liabilities.

Accounts receivable represent revenue recognized for the amounts invoiced and/or prior to invoicing when the Group has satisfied its performance obligation and has unconditional right to the payment. Contract assets represent the Group’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time. As of December 31, 2025 and 2024, the Group does not have any contract assets.

Contract liabilities consist of advance from customers, which represent the billings or cash received for services or product sales in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s advance from customers amounted to nil and nil as of December 31, 2025 and 2024, respectively.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

l)	Cost of revenue

Cost of revenue primarily consist of outsourcing fees, staff payroll, social security and housing funds, and other miscellaneous expenses.

m)	General and administrative expenses

General and administrative expenses primarily consisted of salary expenses, and included rental expenses, utilities and property management fees, depreciation and amortization expenses, office overhead, professional service fees, bad debt expenses and other expenses.

n)	Research and development expenses

Research and development expenses consist primarily of payroll and related expenses for research and development professionals, and other expenses related to technology and development functions. The Company follows the guidance in FASB ASC 985-20, Cost of Software to Be Sold, Leased or Marketed, regarding software development costs to be sold, leased, or otherwise marketed.

FASB ASC 985-20-25 requires research and development costs for software development to be expensed as incurred until the software model is technologically feasible. Technological feasibility is established when the enterprise has completed all planning, designing, coding, testing, and identification of risks activities necessary to establish that the product can be produced to meet its design specifications, features, functions, technical performance requirements. A certain amount of judgment and estimation is required to assess when technological feasibility is established, as well as the ongoing assessment of the recoverability of capitalized costs. The Company’s products reach technological feasibility shortly before the products are released and sold to the public. Therefore research and development costs are generally expensed as incurred.

o)	Income taxes

The Group follows the guidance of ASC Topic 740 “Income taxes” and uses liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Group records a valuation allowance to offset deferred tax assets, if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in statement of income and comprehensive income in the period that includes the enactment date.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

p)	Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from software development services, exhibition and conference services, hardware sales and others. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT paid by the Group to suppliers. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 3% for small-scale value-added taxpayers providing services. Since March 1, 2020, the Treasury Department in PRC has announced various preferential tax treatment on VAT for small-scale value-added taxpayers. Taxation Announcement 2020#13 stated from March 1, 2020 to May 31, 2020, small-scale value-added taxpayers other than in Hubei province would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT. Taxation Announcement 2020#24 extended the above preferential tax policy to December 31, 2020. In 2021, Taxation Announcement 2021#11 announced that from April 1, 2021 to December 31, 2021, small-scale value-added taxpayers with monthly sales of less than RMB150,000 will be exempt from VAT. Taxation Announcement 2022#15 stated that from April 1, 2022 to December 31, 2022, small-scale VAT taxpayers shall be exempt from VAT on taxable sales that used to subject to 3% VAT tax rate. Taxation Announcement 2023#1 stated that from January 2, 2023 to December 31, 2023, small-scale VAT taxpayers would be subject to a reduced value added tax rate of 1% on their taxable sales that used to subject to 3% VAT.

q)	Uncertain tax positions

The Group uses a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. As a result, the impact of an uncertain income tax position is recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant tax authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

Interest on non-payment of income taxes under requirement by tax law and penalties associated with tax positions when a tax position does not meet the minimum statutory threshold to avoid payment of penalties recognized, if any, will be classified as a component of the provisions for income taxes. The tax returns of the Group’s Hong Kong and PRC subsidiaries are subject to examination by the relevant local tax authorities. According to the Departmental Interpretation and Practice Notes No.11 (Revised) (“DIPN11”) of the Hong Kong Inland Revenue Ordinance (the “HK tax laws”), an investigation normally covers the six years of the assessment prior to the year of the assessment in which the investigation commences. In the case of fraud and willful evasion, the investigation is extended to cover ten years of assessment. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. For the six months ended December 31, 2025 and 2024, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2025 or 2024. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

r)	Segment reporting

ASC 280, Disclosures about Segments, of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise engaging in business activities from which they may earn revenue and incur expenses, and about which separate financial information is available that is evaluated regularly by the chief operating decision-marker, or decision-making group (the “CODM”), in deciding how to allocate resources and in assessing performance.

The Group has determined that it has only one reportable operating segment, as the Group’s long-lived assets are substantially all located in the Hong Kong and all of the Group’s revenue and expenses are derived from within Hong Kong, no geographical segments are presented.

s)	Comprehensive income

Comprehensive income includes all changes in equity from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the years presented, total comprehensive income included foreign currency translation adjustments.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

t)	Earnings per share

Earnings (loss) per share is computed in accordance with ASC 260. The two-class method is used for computing earnings per share in the event the Group has net income available for distribution. Under the two-class method, net income is allocated between ordinary shares and participating securities based on dividends declared and participating rights in undistributed earnings as if all the earnings for the reporting period had been distributed. Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted-average number of ordinary shares outstanding and dilutive potential ordinary shares during the period. For the six months ended December 31, 2025, there were issuance of convertible bonds and warrants, so participating securities existed. For the six months ended December 31, 2024, there were only Class A Ordinary Shares issued and outstanding, so no participating securities existed.

Basic earnings per ordinary share is computed by dividing net income attributable to holders of ordinary shares by the weighted average outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive Class A ordinary equivalent shares outstanding during the year. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive or in the case of contingently issuable shares that all necessary conditions for issuance have not been satisfied.

u)	Commitments and contingencies

The Group accrues estimated losses from loss contingencies by a charge to income when information available before financial statements are issued or are available to be issued indicates that it is probable that an asset had been impaired, or a liability had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

As of both December 31, 2025 and 2024, there were no contingent liabilities relating to litigations against the Group.

v)	Lease

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”. The amendments in this ASU require that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments — Credit losses (Topic 326), Derivative and Hedging (Topic 815), and Lease (Topic 842): Effective Date. ASU2019-10 amends the effective dates for ASU No. 2016-02. The Group fits the requirement for other entities and has adopted ASU2016-02 for fiscal year ended December 31, 2025 and 2024. The Company has adopted the amendments with no material change to the Group’s balance sheet to recognize right-of-use assets and related lease liabilities for operating leases.

w)	Recent issued or adopted accounting standards

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Group does not opt out of extended transition period for complying with any new or revised financial accounting standards. Therefore, the Group’s financial statements may not be comparable to companies that comply with public company effective dates.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.	Summary of Significant Accounting Policies (cont.)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. The amendments in this ASU require the measurement and recognition of expected credit losses for financial assets held at amortized cost. The amendments in this ASU replace the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2018, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses”, which among other things, clarifies that receivables arising from operating leases are not within the scope of Subtopic 326-20. Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. For public entities, the amendments in these ASUs are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. As a result of the issuance of ASU No. 2019-10 as discussed above, the effective date of ASU No. 2016-13 and its subsequent updates for all other entities was deferred to for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Group has adopted the ASUs since the fiscal year ended June 30, 2024 and the adoption does not have material impact on its financial position, results of operations and cash flow.

In October 2023, the FASB issued ASU No. 2023-06, “Disclosure Improvements — Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative”. The amendments in this ASU are in response to the U.S. Securities and Exchange Commission’s (SEC) Release No. 33-10532, Disclosure Update and Simplification, in which the SEC referred certain of its disclosure requirements that overlap with, but require incremental information to, generally accepted accounting principles to the FASB for potential incorporation into the Codification. For entities subject to the SEC’s existing disclosure requirements and for entities required to file or furnish financial statements with or to the SEC in preparation for the sale of or for purposes of issuing securities that are not subject to contractual restrictions on transfer, the effective date for each amendment will be the date on which the SEC’s removal of that related disclosure from Regulation S-X or Regulation S-K becomes effective, with early adoption prohibited. For all other entities, the amendments will be effective two years later. For all entities, if by June 30, 2027, the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity. The Group is still evaluating the impact of this amendment to the Group’s consolidated financial position, results of operations and cash flow.

In December 2023, the FASB issued ASU 2023-09, “Improvement to Income Tax Disclosure”. This standard requires more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This standard also includes certain other amendments to improve the effectiveness of income tax disclosures. ASU 2023-09 is effective for public business entities, for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025.

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which requires all public entities, including public entities with a single reportable segment, to provide in interim and annual periods one or more measures of segment profit or loss used by the chief operating decision maker to allocate resources and assess performance. Additionally, the standard requires disclosures of significant segment expenses and other segment items as well as incremental qualitative disclosures. The Company adopted ASU 2023-07 effective December 31, 2024, on a retrospective basis. The adoption of ASU 2023-07 did not change the way that the Company identifies its reportable segments and, as a result, did not have a material impact on the Company’s segment-related disclosures.

Other accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the Group’s consolidated financial position and results of operations upon adoption.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.	Financial Assets Held for Trading

The following table present fair value measurements of investment:

	December 31, 2025
	Level 1	Level 2	Level 3	Total
	US$	US$	US$	US$
Financial Assets Held for Trading	-	2,520,128	-	2,520,128
Total	-	2,520,128	-	2,520,128

The Group purchased certain units of an investment fund through which it mainly invested in the debt security markets. The fair value of this investment cannot be determined by market value as the fund was not publicly traded. Unit price was determined by the fund manager with liquidity discounts taken into account.

The following table set forth the movements for financial assets held for trading:

Financial Assets Held for Trading
US$
Balance, July 1, 2024	-
Subscription Amount	-
Net change in unrealized appreciation (depreciation) on investments	-
Net realized gain (loss) on investments	-
Balance, June 30, 2025	2,384,192
Subscription Amount	-
Net change in unrealized appreciation (depreciation) on investments	-
Net realized gain (loss) on investments	135,936
Balance, December 31, 2025	2,520,128

5.	Accounts Receivables, net

	As of December 31,	As of June 30,
	2025	2025
	US$	US$

Less than 6 months	2,764,408	3,030,000
More than 6 months but less than 1 year	1,801,126	-

More than 1 year	28,500	378,626
	4,594,034	3,408,626
Allowance for credit losses	(194,363)	(189,313)
Total	4,399,671	3,219,313

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.	Accounts Receivables, net (cont.)

The roll forward schedule of accounts receivable allowance is as follows:

Amount
US$

Balance as of July 1, 2024	-
Addition	(190,786)

Write off	-
Effect of exchange rate difference	1,473
Balance as of June 30, 2025	(189,313)

Addition	(3,423)
Write off	-

Effect of exchange rate difference	(1,627)
Balance as of December 31, 2025	(194,363)

As of December 31, 2025, and June 30, 2025, US$194,363 and US$189,313 allowance for credit losses expense was recognized against its accounts receivable, respectively.

6.	Advance to suppliers, net

	As of December 31,	As of June 30,
	2025	2025
	US$	US$

Prepayment to suppliers	863,591	-
Total	863,591	-

7.	Investments

Guangzhou Sanyi Network
US$
Balance, July 1, 2024	-
Fair value of 40% equity of Guangzhou Sanyi Network	569,956
Net realized gain (loss) on investments	55,549
Net change in unrealized appreciation (depreciation) on investments	-
Interest and dividend income paid	-
Balance, June 30, 2025	625,505
Net realized gain (loss) on investments	(44,420)
Net change in unrealized appreciation (depreciation) on investments	-
Interest and dividend income paid	-
Effect of foreign currency translation adjustments	2,254
Consideration received for the sale of shares	(757,890)
Gain disposal of joint ventures	174,551
Balance, December 31, 2025	-

8.	Deposits, Prepayments and Other Current Assets

	As of December 31,	As of June 30,
	2025	2025
	US$	US$
Disposal proceeds receivable	1,851,787	1,060,078
Client legal fund for company incorporation	23,472	-
Other current assets	300	156,511
Deposits, prepayments and other current assets	1,875,559	1,216,589

9.	Other non-current assets

	As of December 31,	As of June 30,
	2025	2025
	US$	US$
Long-term unamortized expenses	1,721,878	1,537,791
Deposits on Property and Equipment	1,591.667	-
Other non-current assets	3,313,545	1,537,791

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.	Leases

Operating lease as lessee

The Group signed a land lease agreement in Finland for a period from December 3, 2025 to December 2, 2055, and measured and recorded the right-of-use asset and operating lease at the lease commencement date.

Under a special pricing arrangement, based on a leased area of 101,071 square meters and a price of €2.46 per square meter after adjustment for the cost of living index (2,342 points as of September 2025), the land parcel has a redemption price of €248,728. The annual rent is 7.50% of the redemption price, giving a current base annual rent of €18,655.

The subsequent rent is calculated based on the base annual rent and is linked to the official Cost of Living Index published by Statistics Finland (October 1951 = 100). If the index increases or decreases relative to the base index of 2,342 points (the figure for September 2025), the annual rent shall be adjusted by the same proportion. The adjustment shall be made annually using the average index of the preceding year. Should this index cease to be published, an appropriate substitute index series shall be adopted.

Lease liabilities consist of the following:

	As of December 31,	As of June 30,
	2025	2025
	US$	US$
Lease liabilities-Current	5,729	-
Lease liabilities-Non Current	259,256	-
Total lease liabilities	264,985	-

	As of December 31,	As of June 30,
	2025	2025
	US$	US$
Weighted discount rate for the operating lease	4.25%	-
Weighted average remaining lease term	29.94	-

The following is a schedule of future minimum payments under the Company’s operating leases (excluding short-term leases) as of December 31, 2025:

Amount
US$
2026	17,158
2027	15,896
2028	15,896
2029	15,896
2030	15,896

Thereafter	396,124
Total lease payments	476,866

Less: imputed interest	(211,881)
Total lease liabilities, net of interest	264,985

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11.	Accrued Expenses and Other Liabilities

	As of December 31,	As of June 30,
	2025	2025
	US$	US$
Payroll payables	271,265	108,407
Accrued professional fees	82,100	52,219
Accrued audit fees	-	14,035
Reimbursable payables (1)	2,159,978	516,645
Accrued occupancy expenses	23,100	-
Accrued expenses and other liabilities	2,536,443	691,306

(1)	Reimbursable payables primarily consist of expenses paid on behalf of due to Guangzhou 3E Network and Guangzhou Sanyi Network.

Guangzhou 3E Network was formerly a subsidiary of the Company and was disposed of on March 21, 2025. As of December 31, 2025 and June 30 2025, the outstanding balance of intercompany reimbursement payables arising from expenses settled on behalf of the counterparty prior to disposal amounted to $529,244 and $516,645.

Guangzhou Sanyi Network was formerly a subsidiary of the Company. It became an associate of the Company after the Company disposed of its controlling equity interest on March 21, 2025. The Company disposed of its remaining equity interest in Guangzhou Sanyi Network on December 25, 2025, completing the full disposal of the entity. As of December 31, 2025, the outstanding balance of intercompany reimbursement payables arising from expenses settled on behalf of the counterparty prior to disposal amounted to $1,630,734.

12.	Convertible Note

On June 9, 2025, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an institutional investor (the “Investor”), pursuant to which the Company (i) up to $7.4 million in face value of 8% original issue discount senior secured convertible notes (“Notes”) and (ii) warrants (“Warrants”) to purchase up to certain number of Class A ordinary shares par value $0.0001 per share (“Shares”) that equals 40% of the maximum principal amount of the First Tranche Note divided by the daily volume weighted average prices (“VWAPs”) prior to the initial closing date of the First Tranche.

The Purchase Agreement provides for three tranches of Notes and Warrants, including (i) the First Tranche, which consists of up to $2.2 million in principal amount of Note and related Warrants, to be issued in two instalments, the first instalment upon signing of the Purchase Agreement and the second instalment upon the U.S. Securities and Exchange Commission (the “SEC”) declaring the initial resale registration statement to be filed therefor effective; (ii) the Second Tranche, also up to $2.2 million in principal amount of Note, to occur on the earlier of the date on which the First Tranche Note has less than $500,000 in principal remaining or after 120 days following effectiveness of the initial resale registration statement, subject to the Company having a minimum market capitalization of $30 million; and (iii) the Third Tranche, up to $3.0 million in principal amount of Notes, which may be issued by mutual consent up to 180 days after the Second Tranche closing. The conversion price of the Notes equals to the lower of (i) a fixed price equal to 120% of the average of the three daily VWAPs of the Shares immediately prior to the applicable closing date, which will be subject to adjustment for dilutive offerings (excluding director and officer compensation) that occur within the next 18 months and (ii) a floating price based on 93% of the lowest daily VWAP in the 10 trading days immediately preceding the conversion if there is no event of default. The transaction is subject to customary closing conditions for each tranche, and each closing is expected to take place once those conditions are satisfied or waived in the near future.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Convertible Note (cont.)

The Company also issued 1,248,611 Shares (“Pre-Delivery Shares”) and pre-funded warrants to purchase an additional 213,389 Pre-Delivery Shares.

On the initial first closing date, the investor shall pay the company the available funds equivalent to the initial first closing subscription amount of US$1,380,000 via wire transfer, and the company shall deliver to the investor the first tranche of notes in the amount of US$1,500,000, along with warrants and Pre-Delivery Shares, remotely through electronic transmission of the relevant transaction documents on June 10, 2025. As to the initial First Tranche Closing, a Warrant registered in the name of the Investor number of shares of ordinary shares equal to 40% of the Investor’s maximum Principal Amount under the First Tranche Note divided by the daily VWAP of the ordinary shares on the date prior to such Closing, with an initial exercise price equal to the Fixed Conversion Price of the Note issued at such Closing, subject to adjustment therein(that is 279,739 warrants). Notwithstanding anything herein to the contrary, at any time or times from and after the occurrence and during the continuance of any Event of Default (as defined in the Note), the Holder may elect to exercise all or any portion of this Warrant at an alternative Exercise Price equal to 80% of the VWAP for the Trading Day immediately preceding the date of such exercise. As to the initial First Tranche Closing, a Warrant registered in the name of the Investor to purchase up to a number of shares of ordinary shares equal to 40% of the Investor’s maximum Principal Amount under the First Tranche Note divided by the daily VWAP of the ordinary shares on the date prior to such Closing, with an initial exercise price equal to the Fixed Conversion Price of the Note issued at such Closing, subject to adjustment therein); From the date the U.S. Securities and Exchange Commission declares the initial resale registration statement effective, the investor shall pay $644,000 of the initial second closing subscription amount, and the company shall deliver to the investor the second tranche of the first notes in the amount of $700,000.

On October 2, 2025, investors completed the conversion of the first tranche with a face value of USD 2,050,000. Based on the pre-merger share capital, the converted shares amounted to 3,349,496; based on the post-merger share capital, the converted shares totalled 133,980. The remaining unconverted portion of the first tranche carried a face value of USD 150,000. The relevant investors have reached an agreement with the Company to use this unconverted amount to offset part of the principal of the USD 1,500,000 convertible bond issued by the Company on December 18, 2025.

On October 15, 2025, the terms of the second and third tranches of the original purchase agreement (the second tranche covering a maximum note principal of $220 million, and the third tranche covering a maximum note principal of $3 million) are hereby nullified.

On October 17, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (“the Investor”). Pursuant to the Agreement, the Company issued to the Investor senior secured convertible notes with an original issue discount of 8% and a principal amount of US$1,500,000 (“the Notes”), and the Investor paid a subscription amount equal to 92% of the principal, namely US$1,380,000. The Notes were settled on October 17, 2025. Under the relevant terms, the conversion price shall be the lower of: (A) a fixed conversion price of US$0.6777; (B) an alternative conversion price of 93% of the lowest daily VWAP during the 10 trading days preceding the conversion date (in the event of no default event); if a default event occurs, this 93% shall be replaced by 80%; or (C) a floor price of US$0.1007. Subsequent adjustment mechanism for the Fixed Conversion Price: “Effective upon each subsequent closing under any Purchase Agreement, the Fixed Conversion Price shall be reduced—never increased—to equal the lowest 120% of the average three-day VWAP calculated prior to the Closing Date.”

On December 29, 2025, investors completed the conversion of the entire batch with a face value of USD 1,500,000. Based on the pre-merger share capital, the converted shares amounted to 5,773,423; based on the post-merger share capital, the converted shares totaled 230,937.

On December 18, 2025, the Company entered into a Securities Purchase Agreement with an institutional investor (“the Investor”). Pursuant to the agreement, the Company issued to the Investor senior secured convertible notes with an original issue discount of 8% and a maximum principal amount of USD 2,000,000 (“the Notes”), for which the Investor paid a subscription amount equivalent to 92% of the principal. The first delivery was completed on December 18, 2025, with the Company receiving notes totaling USD 1,380,000, representing a principal amount of USD 1,500,000. The agreement also stipulated a second delivery: upon the effectiveness of the resale registration statement corresponding to the Notes, the Investor would pay USD 460,000 for the remaining notes with a principal amount of USD 500,000. As of December 31, 2025, this batch had not yet been fully delivered. Additionally, under relevant terms, the conversion price shall be the lower of: (A) A fixed conversion price, calculated on the delivery date; (B) An alternative conversion price: 93% of the lowest daily VWAP during the 10 trading days preceding the conversion date (unless a default event occurs); in the event of a default, this 93% is replaced by 80%; or (C) A floor price: the conversion price shall not be less than USD 0.0524. The subsequent adjustment mechanism for the fixed conversion price is as follows: “Effective upon each subsequent closing under any Purchase Agreement, the Fixed Conversion Price shall be decreased, but in no event increased, to equal the lowest 120% of the average three-day VWAP calculated prior to the Closing Date.”

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.	Convertible Note (cont.)

As of December 31, 2025, none of the convertible bonds in this batch’s initial delivery portion had been converted into shares.

The Company has identified and evaluated the embedded features of the convertible notes, and concluded that (i) the Company call option, contingent interest features for event of default, and event of delisting put option are clearly and closely related to the debt host instrument and, therefore, are not required to be bifurcated under ASC 815, (ii) the conversion right is eligible for a scope exception from derivative accounting and is not required to be bifurcated under ASC 815. Consequently, the Company accounts for the convertible notes as a liability following the respective guidance of ASC 815 and ASC 470.

The company issue (i) up to Warrants to purchase up to certain number of Class A ordinary shares par value $0.0001 per Shares that equals 40% of the maximum principal amount of the First Tranche Note divided by the daily VWAP prior to the initial closing date of the First Tranche(that is 279,739 warrants). Therefore, the warrant should be settled by a fixed number of shares rather than a variable number of shares. In conclusion, the Warrants does not fall into any of the three classes, and it is without the scope of ASC 480.

For the six months ended December 31, 2025 and December 31, 2024, the net interest expense related to the convertible notes was $167,231 and nil, respectively, and has been included in the interest expense section of the consolidated income statement. The Company has no cash interest payment obligations; all interest expenses represent non-cash charges arising from the amortization of the discount on the convertible notes issuance, with the corresponding interest amounts fully incorporated into the amortized cost of the convertible notes.

The amortized cost of the Convertible Note as of December 31, 2025 consisted of the following:

As of December 31, 2025
US$
Convertible Note Principal- Issued in December, 2025	1,500,000
Convertible Note Interest Adjustment	(192,570)
Total	1,307,430

*	After giving effect to the reverse stock split effected on March 16, 2026.

13.	Income Taxes

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Group’s subsidiaries incorporated in BVI are not subject to tax on income or capital gains. Additionally, upon payments of dividends by these BVI companies to its respective shareholders, no BVI withholding tax will be imposed.

Hong Kong, PRC

Our subsidiaries, HK 3e Network and Maskmeta, are Hong Kong entities subject to the two-tier profits tax rates regime under the Inland Revenue (Amendment) (No.3) Ordinance 2018. Pursuant to Hong Kong tax legislation, only one Hong Kong subsidiary within the Group is eligible for the preferential two-tier profits tax rate, and the remaining Hong Kong subsidiaries shall be subject to the standard profits tax rate of 16.5% on their entire assessable profits.

Under the two-tier profits tax rates regime, the first HKD 2 million of assessable profits of the eligible Hong Kong subsidiary is taxed at the preferential rate of 8.25%, while the remaining assessable profits are taxed at the standard rate of 16.5%.

Finland

The Group’s Finnish subsidiaries are governed by the income tax law of Finland and are subject to Finnish corporate income tax. The current standard corporate income tax rate of Finland is 20%, which applies uniformly to Finnish tax resident companies and permanent establishments of foreign entities operating in Finland.

Pursuant to the official 2026–2029 medium-term fiscal framework released by the Finnish Government in April 2025, Finland has confirmed the latest tax reforms. The standard corporate income tax rate will be decreased from 20% to 18% effective from 1 January 2027, and the loss carryforward period will be extended from 10 years to 25 years, which applies to tax losses arising in the 2026 tax year and thereafter.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Income Taxes (cont.)

Composition of profit or loss before income tax for the periods presented by jurisdictions is as follows:

	For the Six Months Ended December 31,
	2025	2024
	US$	US$

Hong Kong, PRC	1,052,275	929,508
Other jurisdictions	1,184,485	951

Total	(132,210)	930,459

For the six months ended December 31,2025, income tax expenses amounted to USD77,506 and USD(229） in Hong Kong, PRC and other jurisdictions, respectively.

Composition of income tax expense for the periods presented are as follows:

	For the Six Months Ended December 31,
	2025	2024
	US$	US$
Income before income tax expense	109,509	132,180
Deferred income tax expense/(benefit)	(32,232)	-

Total	77,277	132,180

Reconciliation of the income tax expense computed by applying the Hong Kong statutory profits tax rate of 16.5% to the Group’s income (loss) before income taxes for the six months ended December 31, 2024 is as follows:

For the Six Months Ended December 31, 2024
US$

Income before income tax expense	930,459
Hong Kong statutory profits tax rate	16.50%
Income tax at PRC statutory income tax rate	153,526
Difference due to preferential tax	(21,346)
Income tax expense	132,180

In accordance with the updated requirements of ASU 2023 - 09, reconciliation between the statutory tax rate and the Group’s effective tax rate for the year ended December 31, 2025 is as follows:

	For the Six Months Ended December 31, 2025
	US$
	Amount	Percent

Profit before income taxes	(132,210)
Income tax expense computed at Hong Kong statutory profits tax rate of 16.5%	(21,816)	16.5%
Foreign tax effects	195,187	(147.6)%
Non-taxable or non-deductible items	(43,602)	33.0%
Other adjustments
Two-tiered profits tax relief	(21,156)	16.0%
Changes in valuation allowance	(31,336)	23.7%
Income tax expense	77,277	(58.5)%

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13.	Income Taxes (cont.)

The Group’s deferred tax assets and liabilities consist of the following components:

	As of December 31,
	2025	2024
Deferred tax assets	US$	US$
Allowance against receivables	32,070	-
Lease liability	47,697	-
Net operating loss carry-forwards	330	-
Less: Valuation allowance	(330)	-
Subtotal	79,767	-

Deferred tax liabilities
Right-of-use assets	(47,470)	-
Subtotal	(47,470)	-
Total deferred tax assets, net	32,297	-

Full valuation allowances have been provided where, based on all available evidence, management determined that deferred tax assets arising from net operating loss carryforwards are not more likely than not to be realized in future tax years. As of December 31, 2025, the Group had tax losses of approximately USD 330 in Hong Kong, which have no expiry date and may be carried forward indefinitely under Section 19C of the Hong Kong Inland Revenue Ordinance. A full valuation allowance has been recorded against these deferred tax assets.

For the six months ended December 31, 2025 and 2024, the Group did not have any material interest or penalties associated with tax positions. The Group did not have any significant unrecognized uncertain tax positions as of December 31, 2025 or June 30, 2025. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

14.	Ordinary Shares

As of June 30, 2024, the Company had 1,000 Ordinary Shares, with par value of US$1 each. On January 3, 2024, the Company filed the Amended and Restated Articles with the Registrar of Corporate Affairs to increase its authorized shares from 50,000 ordinary shares, par value of $1 per share, to 500,000,000 ordinary shares, par value of $0.0001 per share, consisting of (i) 400,000,000 Class A Ordinary Shares, par value of $0.0001, and (ii) 100,000,000 Class B Ordinary Shares, par value of $0.0001. In respect of matters requiring a shareholders’ vote, holders shall be entitled to one vote per share on all matters subject to the vote at general meetings of our company, while holders of Class B Ordinary Shares shall be entitled to 20 votes per share. Simultaneously, the Company effectuated a forward split of all issued and outstanding ordinary shares at a ratio of 1-for-10,000, and converted all existing issued and outstanding ordinary shares into Class A Ordinary Shares of the Company at a ratio of 1-for-1. As a result, as of the date hereof, there were 10,000,000 issued and outstanding Class A Ordinary Shares of the Company. Such share number are retrospectively applied to all period presented as if the 10,000,000 Class Ordinary Shares and nil Class B Ordinary Shares existed from the beginning of the first year presented.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.	Ordinary Shares (cont.)

On January 10, 2025, the Group issued 1,250,000 Class A Ordinary Shares at $4.00 per share for a total of $5,000,000 gross proceeds in its Initial Public Offering (“IPO”). Net proceeds from the IPO was $1,695,539, net of expenses primarily including legal fees and audit fees.

On January 24, 2025, the Board of Directors approved the issuance of 300,000 shares of Class B Ordinary Shares to Ms. Jianping Niu and 280,000 Class B Ordinary Shares to Mr. Huabei Zhu, totaling 580,000 shares with a par value of US$ 0.0001 per share.

On October 20, 2025, the Company issued 1,000,000 Class A Ordinary Shares to external advisors in connection with the Company’s equity incentive arrangements.

From July 2025 to December 2025, outstanding convertible notes were converted into Class A Ordinary Shares in multiple tranches, with an aggregate of 9,122,919 Class A Ordinary Shares newly issued upon conversion.

The Company holds 1,248,611 registered Class A pre-delivery shares. The counterparty confirmed its purchase commitment in March 2026, and such shares are included in the calculation of diluted earnings per share.

As of December 31, 2025, the Company had 22,621,530 issued Class A Ordinary Shares and 580,000 issued Class B Ordinary Shares. Excluding the pre-delivery shares, a total of 21,372,919 Class A Ordinary Shares and 580,000 Class B Ordinary Shares were outstanding as of the balance sheet date.

On March 16, 2026, the Company effected a 25-for-1 reverse share split on all issued and outstanding Class A and Class B Ordinary Shares. In conjunction with the reverse share split, the par value per share was proportionally increased from $0.0001 to $0.0025, while the total aggregate par value of the Company’s issued share capital remained unchanged.

In accordance with ASC 260, all share counts, weighted average shares outstanding and per-share data for all periods presented have been retroactively restated to reflect the 25-for-1 reverse share split, as if the split had been effective at the beginning of the earliest period presented. After retrospective adjustment for the reverse share split, as of December 31, 2025, the Company had 904,861 issued Class A Ordinary Shares, 854,917 outstanding Class A Ordinary Shares, and 23,200 issued and outstanding Class B Ordinary Shares.

15.	Concentration of Risk

Credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, accounts receivable and due from related parties. As of December 31, 2025, all of the Groups’ cash and cash equivalents and restricted cash was held by major financial institutions located in PRC, Hong Kong and the United States. The Group believes that these financial institutions located in PRC, Hong Kong and the United States are of high credit quality. For accounts receivable and due from related parties, the Group extends credit based on an evaluation of the customer’s or other parties’ financial condition, generally without requiring collateral or other security. In order to minimize the credit risk, the Group delegated a team responsible for credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. Further, the Group reviews the recoverable amount of each individual receivable at each balance sheet date to ensure that adequate allowances are made for doubtful accounts. In this regard, the Group considers that the Group’s credit risk for accounts receivable and due from related parties is significantly reduced.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15.	Concentration of Risk (cont.)

Concentration of customers and suppliers

The following tables summarized the information about the Group’s concentration of customers and suppliers for the six months ended December 31, 2025 and 2024 or as of December 31, 2025 and June 30, 2025, respectively:

	Revenue, customer concentration risk		Accounts receivable, customer concentration risk
	Six months ended December 31, 2025	Six months ended December 31, 2024	As of December 31, 2025	As of June 30, 2025
Customer
A	36%	56%	11%	-%
B	-%	-%	21%	38%
C	22%	19%	23%	14%
D	21%	-%	19%	17%
E	21%	-%	14%	-%
F	-%	-%	* %	* %
G	-%	25%	-%	-%
Total	100%	100%	88%	69%

	Purchase, supplier concentration risk		Accounts payable, supplier concentration risk
	Six months ended December 31, 2025	Six months ended December 31, 2024	As of December 31, 2025	As of June 30, 2025
Supplier
H	62%	97%	-%	-%
I	38%	-%	-%	100%
Total	100%	97%	-%	100%

*	Less than 10%.
—	No transaction incurred during the year/no balance existed as of the reporting date.

16.	Share-based compensation

On October 20, 2025, the company granted a total of 1,000,000 restricted shares of Class A shares to external consultants as compensation for their consulting services. 100% of these restricted shares of Class A shares vested immediately upon the Grant Date.

The estimated fair value of restricted shares of Class A shares granted were based on the closing price of the Company’s ordinary shares on the grant date. This restriction did not affect the timing of expense recognition as the awards were fully vested at the time of grant.

A summary of activities of the restricted shares for the six months ended December 31, 2025 is as follow:

	Number of nonvested restricted shares	Weighted average FV per ordinary share on the grant date ($US)
Unvested as of July 1, 2024
Granted	-	-
Vested	-	-
Unvested as of June 30, 2025	-	-
Granted	40,000	12.875
Vested	(40,000)	12.875
Unvested as of December 31, 2025	-	-

*	After giving effect to the reverse stock split effected on March 16, 2026.

Share-based compensation expenses of $42,740 was recognized for the restricted shares for the six months ended December 31, 2025. As of December 31, 2025, unrecognized share based compensation expense related to the restricted shares amounted to $472,260 based on grant date fair value. Due to foreign currency translation differences the amount presented as other non current assets is $471,113. This amount will be amortized over the service period and recognized in profit or loss.

The allocation of total share-based compensation expenses is set forth as follows:

	For the six months ended December 31,
	2025	2024
	US$	US$
General and administrative expenses	42,740	-
Total	42,740	-

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17.	Commitments and Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. As of December 31, 2025 and June 30, 2025, although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of income or liquidity.

18.	Earnings Per Share

Basic and diluted earnings per ordinary share for each of the year presented is calculated as follows:

	Six months ended December 31,
	2025	2024

Income (loss) from continuing operations	$(209,487)	$798,279
Income (loss) from discontinued operation	-	271,048
Net income (loss)	$(209,487)	$1,069,327

Weighted average common shares outstanding — basic	564,099	400,000
Effect of dilutive securities	3,548	-
Weighted average common shares outstanding — diluted	567,647	400,000

Basic net income (loss) per share:
Continuing operations	(0.37)	2.00
Discontinued operations	-	0.68
Total basic net income (loss) per share	(0.37)	2.68

Diluted net income (loss) per share:
Continuing operations	(0.37)	2.00
Discontinued operations	-	0.68
Total diluted net income (loss) per share	(0.37)	2.68

*	After giving effect to the reverse stock split effected on March 16, 2026.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.	Earnings Per Share (cont.)

Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase earnings per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the six months ended December 31, 2025, the dilutive effect of 3,548 potential common shares was included in the diluted earnings per share calculation. There were no dilutive securities for the six months ended December 31, 2024.

19.	Due From/(To) Related Parties

The following is a list of the related parties with whom the Group conducted transactions during the six months ended December 31, 2025, and for the years ended June 30, 2025, and 2024, and their relation with the Group:

Name of the related parties	Relation with the Group
Tingjun Yang	Chief Executive Officer and Director
Hailiang Jia	Chief Financial Officer
Shu Sang Joseph Law	Shareholder
Jianping Niu	Shareholder
Huabei Zhu	Shareholder
Guangzhou Sanyi Network	Former related party (ownership reduced from 40% to 0% in current period, no longer a related party post-disposal)

	As of December 31, 2025	As of June 30, 2025
	US$	US$
Due from related parties
Jianping Niu	$30	$30

Huabei Zhu	$28	$28
Shu Sang Joseph Law	$58,758	$58,267
	$58,816	$58,325

Due from related parties represents cash advanced to these related parties to use for the Company’s operations.

	As of December 31,	As of June 30,
	2025	2025
	US$	US$
Due to a related party – non-current
Tingjun Yang	$62,200	$63,000
Guangzhou Sanyi Network *	$-	$1,619,884
	$62,200	$1,626,184

*	On December 25, 2025, the Company sold its remaining 40% equity interest in Guangzhou Sanyi Network, completing the full divestment of the entity.

Due to related parties represents interest-free loan payable on money borrowed by the Company and used for daily operation. These amounts are settled on demand.

As of the date of this financial statement, nil of the payable has been settled.

3 E NETWORK TECHNOLOGY GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20.	Subsequent Events

Between January 1, 2026 and March 15, 2026 (the day immediately prior to the effective date of the share consolidation described below), holders of the Company’s convertible notes converted an aggregate principal amount of 975,000 USD into an aggregate of 5,518,569 Class A ordinary shares. The par value of the Class A ordinary shares issued upon conversion was 0.0001 USD. (On a post-consolidation basis, this would be adjusted to approximately 220,742 Class A ordinary shares.)

On February 11, 2026, the company granted a total of 100,000 restricted shares of Class A shares to external consultants as compensation for their consulting services. 100% of these restricted shares of Class A shares vested immediately upon the Grant Date. (On a post-consolidation basis, these restricted shares were adjusted to 4,000 Class A ordinary shares.) On March 16, 2026, the Company effected a 25-for-1 reverse share split on all issued and outstanding Class A and Class B Ordinary Shares. In conjunction with the reverse share split, the par value per share was proportionally increased from $0.0001 to $0.0025, while the total aggregate par value of the Company’s issued share capital remained unchanged. In connection with the fractional shares resulting from the reverse share split, the Company issued 14,358 Class A Ordinary Shares on March 23, 2026 as compensation.

Between March 16, 2026 and the day immediately prior to the date of approval of these financial statements, holders of the Company’s convertible notes converted an additional aggregate principal amount of 1,025,000 into an aggregate of 533,379 Class A ordinary shares at the adjusted conversion price (post-consolidation). The par value of the Class A ordinary shares issued upon post-consolidation conversion was 0.0025 USD per share.

On March 31, 2026, holders of the Company’s pre-funded warrants exercised for an aggregate of 58,480 Class A ordinary shares (consisting of: 49,945 shares resulting from the 1,248,611 registered Class A pre-delivery shares held prior to the share consolidation, as adjusted for the 25:1 reverse share split; and 8,535 shares from the exercise of warrants after the share consolidation).

Between May 6, 2026 and the day immediately prior to the date of approval of these financial statements, holders of the Company’s warrants exercised for an aggregate of 250,000 Class A ordinary shares.